SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                        For the month of: September, 2003


                         Commission File Number 0-15688


                                CORAL GOLD CORP.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]            No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




  All reference to dollar or $ is in Canadian dollars unless otherwise stated.

British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F


NAME OF ISSUER                 FOR QUARTER ENDED              DATE OF REPORT
--------------------------------------------------------------------------------

CORAL GOLD CORP.               July 31, 2003                  September 19, 2003
--------------------------------------------------------------------------------


ISSUER ADDRESS:
--------------------------------------------------------------------------------

Suite 400, 455 Granville Street
--------------------------------------------------------------------------------

CITY             PROVINCE               POSTAL CODE       ISSUER FAX NO.         ISSUER TELEPHONE NO
--------------------------------------- ----------------- ---------------------- -------------------------------

Vancouver, British Columbia             V6C 1T1           (604) 682-3600         (604) 682-3701
--------------------------------------- ----------------- ---------------------- -------------------------------


CONTACT PERSON             CONTACT'S POSITION              CONTACT TELEPHONE NO.
--------------------------------------------------------------------------------

Andrea Regnier             Accountant                      (604) 682-3737
--------------------------------------------------------------------------------



E-MAIL ADDRESS:                                             WEB SITE ADDRESS
--------------------------------------------------------------------------------

dawnpacific@telus.net                                       www.coral.com

--------------------------------------------------------------------------------


CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                            DATE SIGNED
Signed:
"Louis Wolfin"                                                  03/09/19
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                            DATE SIGNED
Signed:
"David Wolfin"                                                  03/09/19
--------------------------------------------------------------------------------

CORAL GOLD CORP.
Balance Sheet
(Unaudited - Prepared by Management)
================================================================================

ASSETS
                                                                              July 31,             January 31,
                                                                                  2003                    2003
                                                                ----------------------- -----------------------
                                                                                     $                      $
Current assets
      Cash                                                                      469,406                336,034
      Accounts receivable and prepaid expense                                    15,492                 37,287
      Marketable securities                                                      57,359                 57,359
      Due from related parties                                                   44,319                     -
                                                                  --------------------- -----------------------
                                                                                586,576                430,680
Investment securities                                                            91,582                 91,582
Equipment, net of depreciation                                                    3,556                  3,419
Mineral property (Note 3)                                                     7,350,521              7,159,261
Reclamation deposit                                                             567,269              1,203,153
------------------------------------------------------------------ --------------------- ------------------------
                                                                              8,599,504              8,888,094
                                                                   ===================== ========================

                                                              LIABILITIES
Current liabilities
      Accounts payable and accrued liabilities                                  146,009                230,766
      Advances payable                                                          130,478                156,733
------------------------------------------------------------------- ---------------------- ----------------------
                                                                                276,487                387,499
                                                                    ---------------------- ----------------------

                                                         SHAREHOLDERS' EQUITY
Capital stock (Note 4)                                                       27,536,970             27,379,052
Deficit                                                                     (19,213,953)           (18,878,457)
------------------------------------------------------------------- --------------------- -----------------------
                                                                              8,323,017              8,500,595
------------------------------------------------------------------- --------------------- -----------------------
                                                                              8,599,504              8,888,094
                                                                    ===================== =======================


On Behalf of the Board


Signed:

"Louis Wolfin"
_____________________Director

"David Wolfin"
_____________________Director

CORAL GOLD CORP.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)
================================================================================

                                                       3 Months                           6 Months
                                                      July 31,                            July 31,
                                                       2003                2002              2003           2002
                                                ---------------- ----------------- ----------------- --------------
                                                          $                   $                 $              $
--------------------------------------------- ------------------ ----------------- ----------------- --------------

Expenses:

       Auto expense                                      5,632             2,111            8,180             2,111
       Audit and accounting fees                         5,844            18,133           13,835            18,133
       Interest expense                                    227                 -              641                 -
       Communications                                    2,936                 -            2,936                 -
       Consulting fees                                   7,500            30,472            7,500            30,472
       Depreciation                                        149                 -              298                 -
       Directors' expense                               10,000                 -           10,000                 -
       Foreign exchange                                (18,855)           (2,875)          49,553           (21,976)
       Insurance                                          (654)              498           23,326               498
       Shareholder communications
          and investor relations                        34,146            24,016           57,989            19,109
       Legal fees                                       11,375             3,213           20,656             1,401
       Listing and filing fees                           8,095             4,702            9,638             1,449
       Management fees                                  22,500            30,000           45,000            15,000
       Office and administration                        14,568            18,251           29,805             8,138
       Salaries and benefits                             9,848            24,604           33,512            24,904
       Trade shows                                       5,111                 -           11,780
       Travel and accommodation                          7,538             5,053           12,701             4,453
       Transfer agent                                    1,365             4,605            2,694             3,901
                                            ------------------- ----------------- ---------------- -----------------
                                                      (127,325)         (162,783)        (340,044)         (107,293)
Less: interest income                                    3,433               520            4,548               343
--------------------------------------------------------------------------------------------------------------------

Loss for the period                                   (123,892)         (162,263)        (335,496)         (106,950)
Deficit, beginning of period                       (19,100,061)      (18,122,458)     (18,878,457)      (18,284,721)
                                              ------------------ ----------------- ----------------- ----------------
Deficit, end of period                             (19,213,953)      (18,284,721)     (19,213,953)      (18,284,721)
============================================= ================== ================= ================= ================

Loss per share                                         $(0.00)            $(0.01)          $(0.00)          $(0.01)


CORAL GOLD CORP.
Statement of Cash Flows
(Unaudited - Prepared by Management)
================================================================================

                                                        3 Months                         6 Months
                                                         July 31                          July 31
                                                         2003               2002          2003             2002
                                                    ---------------- --------------- --------------- ----------------
                                                               $                $               $                $
CASH PROVIDED BY (USED IN)

Operating Activities:
    Loss for the period                                  (123,892)       (162,263)       (335,496)        (162,263)
    Items not involving cash:
       Depreciation                                           149               -             298                -
                                                   --------------- ---------------- --------------- ----------------
                                                         (123,743)       (162,263)       (335,198)        (162,263)
    Changes in non-cash working capital
       Items:
       Amounts receivable and prepaid                      54,891         (82,780)         21,794           13,930
       Accounts payable and accrued
          Liabilities                                     (23,091)        107,060         (84,757)         106,992
       Due from related parties                           (54,819)        192,708         (44,319)          97,864
       Due to related payable                                   -          23,941         (26,255)         (34,062)
--------------------------------------------------- ---------------- --------------- --------------- ----------------
                                                         (146,762)        208,503        (468,735)          22,461
                                                    ---------------- --------------- --------------- ----------------

Financing activities:

    Issue of capital stock for cash                        25,000       1,804,090         157,918        2,077,589
    Share subscriptions                                         -         (75,933)              -         (100,000)
    Cost of issuance                                            -        (187,323)              -         (207,323)
--------------------------------------------------- ---------------- --------------- --------------- ----------------
                                                           25,000        1,540852         157,918        1,770,266
                                                    ---------------- --------------- --------------- ----------------

Investing Activities:

    Mineral property interests                           (118,005)       (320,485)       (191,260)        (418,993)
    Reclamation bonds                                     568,110               -         635,884                -
    Purchase of computer equipment                           (435)              -            (435)          (2,983)
---------------------------------------------------- --------------- ---------------- --------------- ----------------
                                                          449,670        (320,485)        444,189         (421,976)
                                                     --------------- ---------------- --------------- ----------------

Increase (decrease) in cash                               327,908       1,428,852         133,372        1,370,751
--------------------------------------------------- ---------------- --------------- --------------- ----------------

Cash, beginning of period                                 141,494          15,528         336,034           73,629
                                                    ---------------- --------------- --------------- ----------------

Cash, end of period                                       469,406       1,444,380         469,406        1,444,380
                                                    ================ =============== =============== ================


CORAL GOLD CORP.
Notes to Financial Statements
July 31, 2003
================================================================================

1.   Basis of Presentation

     These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited
     Financial  Statements  should  be  read in  conjunction  with  the  Audited
     Financial Statements and Notes thereto for the fiscal year ended January 31, 2003.

2.   Comparative Figures

     Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.   Mineral Properties

     (a)  Mineral properties is recorded as follows:

                  Balance, January 31, 2003                           $7,159,261
                      Expenditures in the period
                          Robertson Project
                              Consulting               62,824
                              Filing fees                 468
                              Lease payment            99,995
                              Reclamation              12,452
                              Site maintenance          3,191
                              Taxes and permits        11,557
                              Project travel              773           191,260
                                                      --------------------------

                  Balance, July 31, 2003                             $7,350,521
                                                                     ===========

4.   Share Capital

     (a)  Authorized 100,000,000 common shares without par value

          On July 17, 2003 the authorized capital of the Company increased its authorized capital from 50,000,000 to 100,000,000 common shares without par value.

     (b)  Issued:

                                                                                       July 31
                                                 ---------------------------------------------------------------
                                                              2003                            2002
                                                 ---------------------------------------------------------------

                                                    Number of                        Number of
                                                    shares           Amount          shares          Amount
                                                 ---------------- --------------- --------------- ---------------

             Balance, beginning of period           34,709,938       $27,379,052      22,111,100     $24,427,667
                    Issued during the
                       period:
                         for cash                      722,600           157,918       8,315,576       2,077,589
                         For commissions                                                 140,820          40,838
                                                 -------------- ----------------- --------------- ---------------

             Balance, end of period                 35,432,538       $27,536,970      22,601,100     $26,546,094

                                                 ============== ================= =============== ===============

CORAL GOLD CORP.
Notes to Financial Statements
July 31, 2003
Page 2
================================================================================

4.   Share Capital, continued

     (c) During the period 203,000 warrants were exercised at a price of $0.15 per share, 400,000 at $0.24 per share, and 19,600 at $0.33 per share.

5.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these statements are as follows:

     a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

          i) $61,055 (2002: $21,450) to a private company controlled by two directors of the Company for administrative expenses.

          ii) $45,000 (2002-$30,000) to a private company controlled by a Director for Management fees and $7,500 to a private company owned by a Director for Consulting fees.

          iii) $10,000 (2002 - $Nil) to directors of the Company for Directors' expenses.


     b) Amounts due from related parties comprise $33,269 due from companies with common Director's for exploration expenses and $11,050 due from a private company owned by a Director.

     c)   Amounts due to related parties are unsecured and non-interest bearing.

6.   Subsequent Events

     On August 22, 2003 the Company announced a private placement involving the issuance of 4,000,000 units at a price of $0.25 per unit. Each unit will consist of one common share and a non-transferable share purchase warrant entitling the investor to purchase an additional common share at a price of $0.31 exercisable for a two-year period. This placement is subject to TSX Venture Exchange acceptance.

     On September 2, 2003 the Company announced a private placement involving the issuance of 2,000,000 units at a price of $0.27 per unit. Each unit will consist of one common share and a non-transferable share purchase warrant entitling the investor to purchase an additional common share at a price of $0.36 exercisable for a two-year period. This placement is subject to TSX Venture Exchange acceptance.

British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F


NAME OF ISSUER                 FOR QUARTER ENDED              DATE OF REPORT
--------------------------------------------------------------------------------

CORAL GOLD CORP.               July 31, 2003              September 19, 2003
--------------------------------------------------------------------------------


ISSUER ADDRESS:
--------------------------------------------------------------------------------

Suite 400, 455 Granville Street
--------------------------------------------------------------------------------


CITY             PROVINCE               POSTAL CODE       ISSUER FAX NO.         ISSUER TELEPHONE NO
-------------------------------------------------------------------------------------------------------------

Vancouver, British Columbia             V6C 1T1           (604) 682-3600         (604) 682-3701
-------------------------------------------------------------------------------------------------------------


CONTACT PERSON           CONTACT'S POSITION                CONTACT TELEPHONE NO.
--------------------------------------------------------------------------------

Andrea Regnier           Accountant                        (604) 682-3737
--------------------------------------------------------------------------------


E-MAIL ADDRESS:                                            WEB SITE ADDRESS
--------------------------------------------------------------------------------

dawnpacific@telus.net                                      www.coral.com

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                    DATE SIGNED
Signed:
"Louis Wolfin"                                          03/09/19
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                    DATE SIGNED
Signed:
"David Wolfin"                                          03/09/19
--------------------------------------------------------------------------------

CORAL GOLD CORP.
SCHEDULE "B"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the quarter ended July 31, 2003

                       SECURITIES ISSUED DURING THE QUARTER ENDED JULY 31, 2003

      Date         Type of     Description    Number of    Price per     Proceeds $         Type of
    YY/MM/DD        Issue                       shares       share                       consideration
                                                Issued
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
    03/06/19      Common      Exercise of
                              Options        100,000       $0.25       $25,000          Cash
--------------------------------------------------------------------------------------------------------

                      OPTIONS GRANTED DURING THE QUARTER ENDED JULY 31, 2003

Date of Grant     Number       Type        Description/name          Exercise price    Expiry date
YY/MM/DD
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Nil
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

                       OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
                                             AT JULY 31, 2003

Security                             Amount             Exercise or convertible       Expiry Date
                                                        price per share               YY/MM/DD
-----------------------------------------------------------------------------------------------------

Options                              1,730,000                    $0.25                05/09/05
-----------------------------------------------------------------------------------------------------

Warrants                               418,000                     0.50                03/08/09
                               ------------------------ ---------------------------- ----------------

                                       825,000                     0.25                03/10/17
                               ------------------------ ---------------------------- ----------------
                                     3,694,354                     0.40                04/06/27
                               ------------------------ ---------------------------- ----------------
-----------------------------------------------------------------------------------------------------


               LIST OF DIRECTORS AND OFFICERS AS AT JULY 31, 2003

Ernest Calvert, Director                   Lloyd Andrews, Chairman  of the Board
                                           and Director

William Glasier, Director                  Matt Wayrynen, President and Director

David Wolfin, Director                     Louis Wolfin, Director

Joseph Cohen, Director                     Andrea Regnier, Secretary

F.Riedl-Riedenstein, Director              Chris Sampson, V.P. Explorations, and
                                           Director

Robert Schilling, Director

CORAL GOLD CORP.
SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the quarter ended July 31, 2003

DESCRIPTION OF BUSINESS

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company's present principal exploration activities have been focused on the Robertson Project located in Crescent Valley, Nevada, USA.

RESULTS OF OPERATIONS

The Company reports a net loss of Cdn $(123,892) or $ (0.00) per share for the second quarter ended July 31, 2003. There were no write-offs or write-downs during the quarter. The loss has declined by $87,712 when compared to the preceding quarter of $211,604). The decline is due in part to the fluctuation in the U.S. dollar. The previous quarter the Company expensed $68,408, whereas this quarter the company showed a gain of $18,855. Consulting fees have increased by $7,500 this quarter. The Board approved a remuneration of $2,500 to a private company controlled by a Director for financial consulting. Shareholder communications has increased by approximately $10,000 this quarter at a result of the costs associated with the preparation for the Annual General Meeting of Members and the 2003 Annual Report. The preceding quarter recorded insurance on the reclamation bond of $23,980 resulting in a decline in insurance of that amount this quarter. The Company recorded Director expenses of $10,000 during the quarter as a result of the costs associated with holding Directors meetings in May and July.

RELATED PARTY TRANSACTIONS

Under a three year Management Consulting Agreement dated April 1, 2002 between the Company and Wear Wolfin Designs, a private company controlled by the family of the President of the Company the Company paid $5,000 per month. On September 1, 2002 this Agreement was amended to provide for $7,500 per annum. During the quarter the Board approved payment of $2,500 to a private company controlled by a Director for financial consulting.

The Company has a contract with Oniva International Services Corp., ("Oniva") a private company owned by the Company and three other affiliated companies, whereby Oniva provides certain administrative and exploration services to the Company. Oniva is related by common management.

LIQUIDITY AND CAPITAL RESOURCES

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The Company has a working capital deficiency of $310,089 at July 31, 2003. The working capital together with the closing of two placement announced subsequent to the quarter will enable the Company to meet its current obligation and sustain current operations.

CURRENT ACTIVITIES

Reclamation Bond - Robertson Project, Nevada

During the quarter the Company incurred approximately $75,276 on reclamation work on the Robertson Project, Core area, resulting in the reduced of the US $786,100 reclamation bond the Company posted last quarter to $406,000. The Company plans to continue with the work and anticipates reducing the bond to approximately $250,000.

The Company also paid leases and taxes on the Robertson Property of $111,381.

Subsequent to the quarter, the Company announced two private placements involving the issuance of 6,000,000 common shares and share purchase warrants to raise approximately $540,000 which will be used in part to further explore the Robertson property by either airborne survey or a drilling program or both.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition

The mining industry in which the Company is engaged in is general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          CORAL GOLD CORP.
                                          (Registrant)


Date:   October 3, 2003                    /s/ Louis Wolfin
                                           -------------------------------------
                                           Louis Wolfin, Chief Executive Officer